CONSOLIDATED FINANCIAL STATEMENTS - Amended and Restated

THREE MONTHS ENDED
MARCH 31, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets - Amended and Restated
(Expressed in Canadian Dollars)

	March 31	December 31
	2006	2005
	(restated - note 2(b))	(restated - note 2(b))
	(unaudited)
Assets

Current assets
Cash and equivalents	$1,134,280	$4,009,244
Accounts receivable	390,364	200,588
Amounts due from related party (note 5)	–	152,319
Prepaid expenses	56,168	56,669
	1,580,812	4,418,820

Mineral property interests	1,903,525	1,903,525
Equipment (note 3)	328,780	132,241
Investments	1	1

	$3,813,118	$6,454,587

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$590,040	$500,346
Amounts due to related party (note 5)	106,729	–
	696,769	500,346

Non-controlling interest	–	944,880

Shareholders' equity
Share capital (note 4)	19,732,099	19,465,518
Contributed surplus (notes 4)	701,895	545,035
Deficit	(17,317,645)	(15,001,192)
	3,116,349	5,009,361
Continuing operations (note 1)
Subsequent events (notes 4 and 6)

	$3,813,118	$6,454,587

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations - Amended and Restated
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
	(restated - note 2(b))
Expenses
Conference and travel	$149,444	$3,876
Exploration (schedule)	2,196,553	507,423
Exploration - stock-based compensation (note 4)	32,615	117,458
Foreign exchange	(6,197)	(2,876)
Interest expense (income)	(17,097)	(39,004)
Legal, accounting and audit	155,295	57,590
Office and administration	408,614	131,224
Office and administration - stock-based compensation (note 4)	228,526	112,221
Shareholder communications	99,200	27,794
Trust and filing	14,380	9,203
Loss before non-controlling interest	3,261,333	924,909

Non-controlling interest	944,880	–

Loss for the period	$2,316,453	$924,909

Basic and diluted loss per common share	$(0.05)	$(0.03)

Weighted average number of common shares outstanding	47,360,195	32,602,615

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
	(restated - note 2(b))
Deficit, beginning of period	$15,001,192	$6,420,405
Loss for the period	2,316,453	924,909

Deficit, end of period	$17,317,645	$7,345,314

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows - Amended and Restated
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2006	2005
	(restated - note 2(b))
Operating activities
Loss for the period	$(2,316,453)	$(924,909)
Items not involving cash
Non-controlling interest	(944,880)	–
Stock-based compensation	261,141	229,679
Amortization	20,577	–
Changes in non-cash operating working capital
Amounts receivable	(189,776)	(20,555)
Prepaid expenses	501	32,857
Accounts payable and accrued liabilities	89,694	(125,380)
Cash used for operating activities	(3,079,196)	(808,308)

Investing activities
Acquisition of fixed assets	(217,116)	–
Cash used for investing activities	(217,116)	–

Financing activities
Issuance of common shares, net of issue costs	162,300	12,480
Due to related parties	259,048	(42,068)
Cash provided by (used for) financing activities	421,348	(29,588)

Decrease in cash and equivalents	(2,874,964)	(837,896)
Cash and equivalents, beginning of period	4,009,244	7,396,308

Cash and equivalents, end of period	$1,134,280	$6,558,412

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$–

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$104,281	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses - Amended and Restated
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property	2006	2005

Exploration Costs
Assays and analysis	$342,016	$15,284
Amortization	20,577	–
Drilling	719,044	112,944
Engineering	89,743	6,920
Equipment rentals and leases	86,772	27,190
Geological	351,522	142,535
Graphics	18,180	13,851
Reclamation fees	–	3,708
Site activities	272,136	58,551
Socioeconomic	167,978	57,315
Transportation	128,585	69,125
Incurred during the period	2,196,553	507,423
Non-cash stock based compensation	32,615	117,458
	2,229,168	624,881
Cumulative balance, beginning of period	9,716,576	3,372,732
Cumulative balance, end of period	$11,898,397	$3,997,613

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s amended and restated annual consolidated financial statements for the year ended December 31, 2005 as filed on SEDAR on August 24, 2006.

Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

(b)	Restatement

The consolidated balance sheet as at December 31, 2005 has been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or the schedule of exploration expenses as at and for the year ended December 31, 2005 (refer to notes 2(r) and 4(a) of the amended and restated consolidated financial statements as at and for the year ended December 31, 2005 which were filed on SEDAR on August 24, 2006).

The consolidated balance sheet as at March 31, 2006 has been amended and restated to increase the value assigned to mineral property interests recorded by $904,519. The consolidated statements of operations and cash flows for the three months ended March 31, 2006 have been amended to increase the amount allocated to the non-controlling interest and decrease the net loss by $904,519, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination.

All material inter-company balances and transactions have been eliminated.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

3.	EQUIPMENT

	March 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Vehicles	$288,695	$16,408	$272,287	$109,702	$2,806	$106,896
Buildings	12,767	1,596	11,171	12,767	–	12,767
Field	35,793	3,688	32,105	5,356	–	5,356
Computers	13,346	1,496	11,850	6,269	–	6,269
Furniture	1,562	195	1,367	953	–	953
	$352,163	$23,383	$328,780	$135,047	$2,806	$132,241

4.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of non-voting, redeemable preferred shares.

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	Amount
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase warrants exercised	35,000	36,750
Share purchase options exercised	111,000	125,550
Fair value of stock options allocated to shares issued on exercise	–	104,281
Balance, March 31, 2006	47,457,185	$19,732,099

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Expiry date	July 12, 2006
Exercise price	$1.05
Balance, December 31, 2005	5,640,000
Issued	–
Exercised	(35,000)
Expired	–
Balance, March 31, 2006	5,605,000

Subsequent to March 31, 2006, a total of 4,461,000 warrants were exercised for cash proceeds of $4,684,050.

(d)	Share purchase option plan

The continuity schedule of share purchase options of which 779,932 are exercisable is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2005	1,859,267	$ 1.44
Granted	1,040,000	1.61
Exercised	(111,000)	1.46
Expired or cancelled	(5,000)	1.33
Balance, March 31, 2006	2,783,267	$ 1.52

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

Options outstanding and exercisable at March 31, 2006 were as follows:

		Number of	Number of
	Option	options	options
Expiry date	price	outstanding	exercisable
November 29, 2006	$ 1.10	336,600	336,600
November 30, 2006	$ 1.33	231,667	180,000
November 30, 2007	$ 1.20	260,000	123,332
September 28, 2007	$ 1.70	900,000	140,000
December 24, 2007	$ 1.50	15,000	–
February 28, 2008	$ 1.61	40,000	–
February 27, 2009	$ 1.61	50,000	–
November 30, 2009	$ 1.61	250,000	–
February 28, 2011	$ 1.61	700,000	–
Total		2,783,267	779,932
Average option price		$ 1.52	$ 1.28

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three months ended March 31, 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2006	2005
Exploration
Engineering	$1,181	$10,793
Environmental, socioeconomic and land	431	5,943
Geological	31,003	100,722
Exploration	32,615	117,458
Office and administration	228,526	112,221
Total compensation cost recognized in operations, credited
to contributed surplus	$261,141	$229,679

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2006	2005
Risk free interest rate	4%	3%
Expected life	2.4 years	2 years
Expected volatility	70%	121%
Expected dividends	nil	nil

Subsequent to March 31, 2006, a total of 487,500 options were granted, and 37,000 options were exercised for proceeds of $46,910.

(e)	Contributed surplus

Balance, December 31, 2005	$545,035
Changes during the period
Non-cash stock-based compensation	261,141
Share purchase options exercised, credited to share capital	(104,281)
Balance, March 31, 2006	$701,895

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	March 31	December 31
Due from (to) related party	2006	2005
Hunter Dickinson Inc.	$(106,729)	$152,319

Reimbursement for third party expenses and
services rendered by:	Three months ended March 31
	2006	2005
Hunter Dickinson Inc.	$759,613	$176,826

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements – Amended and Restated
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

6.	SUBSEQUENT EVENTS

(a)

In April 2006, the Company completed the exploration expenditure requirement to exercise the Second Option to earn-in additional 10% (to a total of 60%) interest in Highland Mining Inc. pursuant to the Highland Mining Option Agreement. The expenditures incurred are currently under review by Great China Mining Inc (“GCMI”).

(b)

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and a wholly owned subsidiary of the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7871 GCMI shares for each Continental common share. If completed as contemplated, the merger will result in the Company owning a 100% interest in the Xietongmen property. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. The Company will also issue 136,607 options to current GCMI option holders, at exercise prices ranging from $1.02 to $1.23, with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three minerals property interests totalling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, through the issuance of an additional 1,500,000 units, with each unit consisting of one Continental common share and one common share warrant exercisable at $1.59 per common share for two years, from the date of the completion of the merger. The Company is also required to pay US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual instalments of US$500,000 to certain property holders.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options to Mr. Wang, exercisable at $1.61 per common share, expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay him a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.